EXHIBIT 99.1

Osisko Files Year-End Disclosure Documents

MONTRÉAL, April 17, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (TSX & NYSE:OR) announces that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2019 have been filed with Canadian securities regulatory authorities.  Osisko has also filed its Annual Report on Form 40-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission.  Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F) or www.osiskogr.com.

Shareholders may also receive a hard copy of the Consolidated Annual Financial Statements without charge upon request to Osisko’s Investor Relations Department, 1100 av. des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec, Canada H3B 2S2, or to info@osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com